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                   U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                                               SEC FILE NUMBER
                                                                     000-20840

                                                                  CUSIP NUMBER
                                                                   740822 30-9

                                  FORM 12b-25

                         NOTIFICATION OF LATE FILING

    [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form N-SAR

For Period Ended: February 29, 2004

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

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Part I--Registrant Information

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     Full name of Registrant:  President Casinos, Inc.

     Former Name if Applicable:  NA

     802 North First Street
     Address of Principal Executive Office (Street and Number)

     St. Louis, Missouri 63102
     City, State and Zip Code



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Part II--Rules 12b-25(b) and (c)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

The registrant hereby represents that: [X]

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject Annual Report on Form 10-K, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part III--Narrative

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State below in reasonable detail the reasons why the Form 10-K or portion thereof could not be filed within the prescribed time period.

  Despite the Registrant's diligent efforts, completion of the Registrant's Annual Report on Form 10-K for the year ended February 29, 2004 has been delayed due to the timing of administrative matters and recent developments relating to the Registrant's pending voluntary petition for reorganization under Chapter 11 of the Bankruptcy Code.

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Part IV--Other Information

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  (1) Name and telephone number of person to contact in regard to this notification

Ralph J. Vaclavik                     (314)            622-3000
     (Name)                        (Area Code)    (Telephone Number)

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  (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                [X] Yes [ ] No

  (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                [X] Yes [ ] No

  If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

  The Registrant anticipates that the consolidated statements of operations included in its Annual Report on Form 10-K for the year ended February 29, 2004 will report a net loss from continuing operations of approximately $342,000, or $(0.07) per share, compared to a net loss from continuing operations of approximately $6.2 million, or $(1.23) per share, reported for the year ended February 28, 2003. Including discontinued operations, the Registrant anticipates reporting a net loss of approximately $2.7 million, or $(0.54) per share, for the year ended February 29, 2004, compared to a net loss of approximately $9.1 million, or $(1.80) per share, for the year ended February 28, 2003.

                           PRESIDENT CASINOS, INC.
                 (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  June 1, 2004             By: /s/ Ralph J. Vaclavik
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                                        Ralph J. Vaclavik

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